Brookfield Renewable Energy Partners L.P.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013

HIGHLIGHTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2014

Operating Results

Generation from the portfolio was 4,383 GWh and revenues were $342 million.

•        Performance of the U.S. hydroelectric portfolio was in line with the long-term average but below the prior year which experienced above average inflows.

•        The Canadian hydroelectric portfolio was impacted by below average inflows.

•        In Brazil, our full year generation is largely consistent with assured energy levels. However, the in-quarter variance reflects our strategy of shifting generation into the first quarter from the third quarter to take advantage of favorable pricing.

•        The wind portfolio maintained high availability but conditions were below the long-term average across the entire portfolio.

Adjusted EBITDA was $223 million and funds from operations was $61 million.

Growth and Development

On August 8, 2014, we, together with our institutional partners, acquired the remaining 67% interest in the 417 MW Safe Harbor hydroelectric facility. Brookfield Renewable owns a 40% interest in the entire facility.

Construction of an 88 MW wind project in the Republic of Ireland is in the final stages of commercialization and is receiving payments under a power purchase agreement. During this quarter, we recognized 60 GWh in generation tied to production.

Construction of a 37 MW wind project in the Republic of Ireland is expected to enter commercial operations by the end of 2014.

On September 15, 2014 we announced an increased distribution growth target of 5% - 9% annually, up from 3% - 5% previously. We expect to maintain our target payout ratio of 60% to 70% of funds from operations.

Liquidity and Capital Resources

Our available liquidity remains strong.

•        We extended the maturity of our corporate credit facilities to June 2019, reduced the margin by five basis points, and added an option to borrow in Euro (€) and British Pound Sterling (£).

•        As part of our recently-acquired wind portfolio in Ireland, we completed a €160 million ($210 million) financing with an initial fixed interest rate of 2.9%, including the related interest rate swaps, maturing in December 2026.

•        On October 1, 2014, as part of the acquisition of the remaining interests in the 417 MW Safe Harbor hydroelectric facility, $480 million of financing was secured with a floating rate LIBOR plus 1.75%, and maturing in June 2018.

Brookfield Renewable Energy Partners L.P.                                      Q3 2014 Management’s Discussion and Analysis                                             September 30, 2014

HISTORICAL OPERATIONAL AND FINANCIAL INFORMATION

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS, EXCEPT AS NOTED)	2014	2013	2014	2013
Operational information:(1)
Capacity (MW)	6,707	5,849	6,707	5,849
Long-term average generation (GWh)(2)	5,065	4,960	17,526	16,456
Actual generation (GWh)(2)	4,383	5,154	16,709	16,954
Average revenue ($ per MWh)	78	76	80	77
Selected financial information:
Revenues	$342	$392	$1,296	$1,313
Adjusted EBITDA(3)	223	260	943	936
Funds from operations(3)	61	108	444	457
Adjusted funds from operations(3)	46	94	401	415
Net (loss) income	(25)	28	172	191
Distributions per LP Unit(4)(5)	1.53	1.43	1.53	1.43
	Sep 30	Dec 31
(MILLIONS, EXCEPT AS NOTED)	2014	2013
Balance sheet data:
Property, plant and equipment, at fair value	$17,364	$15,741
Equity-accounted investments	232	290
Total assets	18,555	16,979

Long-term debt and credit facilities	7,322	6,623
Deferred income tax liabilities	2,332	2,265
Total liabilities	10,285	9,443
Preferred equity	756	796
Participating non-controlling interests - in operating subsidiaries	2,202	1,303
General partnership interest in a holding subsidiary held by Brookfield	51	54
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	2,499	2,657
Limited partners' equity	2,762	2,726
Total liabilities and equity	18,555	16,979
Debt to total capitalization(6)	41%	41%

(1)           Includes 100% of capacity and generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)           Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, “Financial Review by Segments for the Three Months Ended September 30, 2014”, and “Financial Review by Segments for the Nine Months Ended September 30, 2014”.

(4)           Figure is based on the last twelve months of operations.

(5)           Represents distributions per share to holders of Redeemable/Exchangeable Units, LP Units and general partnership interest.

(6)           Total capitalization is calculated as total debt plus deferred income tax liabilities, net of deferred income tax assets, and equity.

Brookfield Renewable Energy Partners L.P.                                      Q3 2014 Management’s Discussion and Analysis                                             September 30, 2014

Basis of Presentation

This Management’s Discussion and Analysis for the three and nine months ended September 30, 2014 is provided as of November 4, 2014. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our” mean Brookfield Renewable Energy Partners L.P. and its controlled entities.

Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

Unless otherwise indicated, all dollar amounts are expressed in United States (“U.S.”) dollars.

PRESENTATION TO PUBLIC STAKEHOLDERS

Brookfield Renewable’s consolidated equity interests include LP Units held by public unitholders and Redeemable/Exchangeable partnership units in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield (see “Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield”). The LP Units and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the Redeemable/Exchangeable partnership units provide Brookfield the right to request that their units be redeemed for cash consideration. In the event that Brookfield exercises this right, Brookfield Renewable has the right, at its sole discretion, to satisfy the redemption request with LP Units, rather than cash, on a one-for-one basis. Brookfield, as holder of Redeemable/Exchangeable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.

Given the exchange feature referenced above, we are presenting the LP Units and the Redeemable/Exchangeable partnership units as separate components of consolidated equity. This presentation does not impact the total income, per unit or share information, or total consolidated equity.

As at the date of this report, Brookfield Asset Management owns an approximate 62% limited partnership interest, on a fully-exchanged basis, and all general partnership units totaling a 0.01% general partnership interest in Brookfield Renewable, while the remaining 38% is held by the public.

Performance Measurement

We present our key financial metrics based on total results prior to distributions made to LP Unitholders, the Redeemable/Exchangeable unitholders and general partnership unitholders. In addition, our operations are segmented by geography and asset type (i.e. hydroelectric and wind), as that is how we review our results, manage operations and allocate resources. Accordingly, we report our results in accordance with these segments.

One of our primary business objectives is to generate reliable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through four key metrics — i) Net Income, ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization, iii) Funds From Operations,  and iv) Adjusted Funds from Operations.

Brookfield Renewable Energy Partners L.P.                                      Q3 2014 Management’s Discussion and Analysis                                             September 30, 2014

It is important to highlight that adjusted EBITDA, funds from operations, and adjusted funds from operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies. We provide additional information on how we determine adjusted EBITDA, funds from operations, and adjusted funds from operations, and we provide reconciliations to net income and cash flows from operating activities. See “Generation and Financial Review for the Three Months Ended September 30, 2014” and “Generation and Financial Review for the Nine Months Ended September 30, 2014”.

Net Income

Net income is calculated in accordance with IFRS.

Adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (adjusted EBITDA)

Adjusted EBITDA means revenues less direct costs (including energy marketing costs), plus our share of cash earnings from equity-accounted investments and other income, before interest, income taxes, depreciation, management service costs and the cash portion of non-controlling interests.

Funds From Operations

Funds from operations is defined as adjusted EBITDA less interest, current income taxes and management service costs, which is then adjusted for the cash portion of non-controlling interests. For the nine months ended September 30, 2014, funds from operations include the earnings received from the wind portfolio we acquired in Ireland, reflecting our economic interest from January 1, 2014 to June 30, 2014.

Our payout ratio is defined as distributions to Redeemable/Exchangeable Units, LP Units and general partnership interest, including general partner incentive distributions, divided by funds from operations.

Adjusted Funds From Operations

Adjusted funds from operations is defined as funds from operations less Brookfield Renewable’s share of levelized sustaining capital expenditures (based on long term capital expenditure plans).

Statement Regarding Forward-Looking Statements and Use of Non-IFRS Measures

This Management's Discussion and Analysis contains  forward-looking information within the meaning of U.S. and Canadian securities laws. We may make such statements in this Management's Discussion and Analysis, in other filings with the U.S. Securities and Exchange Commission (“SEC”) or in other communications with Canadian regulators - see “Cautionary Statement Regarding Forward-Looking Statements”. We make use of non-IFRS measures in this Management's Discussion and Analysis  - see “Cautionary Statement Regarding Use Of Non-IFRS Measures”. This Management's Discussion and Analysis, our Form 20-F  and additional information filed with the SEC and with securities regulators in Canada are available on our website at www.brookfieldrenewable.com, on the SEC’s website at www.sec.gov or on SEDAR’s website at www.sedar.com.

Brookfield Renewable Energy Partners L.P.                                      Q3 2014 Management’s Discussion and Analysis                                             September 30, 2014

GENERATION AND FINANCIAL REVIEW FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2014

The following table reflects the actual and long-term average generation for the three months ended September 30:

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
GENERATION (GWh)	2014	2013	2014	2013	2014	2013
Hydroelectric generation
United States	2,183	2,353	2,160	2,013	23	340	(170)
Canada	987	1,292	1,233	1,234	(246)	58	(305)
Brazil	633	894	887	894	(254)	-	(261)
	3,803	4,539	4,280	4,141	(477)	398	(736)
Wind energy
United States	240	295	341	341	(101)	(46)	(55)
Canada	152	146	238	238	(86)	(92)	6
Europe	174	-	160	-	14	-	174
	566	441	739	579	(173)	(138)	125
Other	14	174	46	240	(32)	(66)	(160)
Total(2)	4,383	5,154	5,065	4,960	(682)	194	(771)

(1)         For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(2)         Includes 100% of generation from equity-accounted investments.

We compare actual generation levels against the long-term average to highlight the impact of one of the important factors that affect the variability of our business results. In the short-term, we recognize that hydrology will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.

Our risk of a generation shortfall in Brazil continues to be minimized by participation in a hydrological balancing pool administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, a balanced amount of electricity, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. The second and third quarters of 2014 were such periods. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country potentially leading to higher overall spot market prices. In anticipation of lower hydrology, we maintained a lower level of contracted generation, allowing us to capture the strong power prices in the prior and current quarters.

In Brazil, our contracts allow the flexibility to periodically sell more than the assured level of generation. The opportunity is most attractive during periods of high demand, and resulting stronger prices.  As a result, we delivered more power to our customers in the first quarter of 2014 and secured favorable pricing. While this resulted in the delivery of lower assured energy in the second and third quarters of 2014, this initiative locked in revenue upside for 2014.

Brookfield Renewable Energy Partners L.P.                                      Q3 2014 Management’s Discussion and Analysis                                             September 30, 2014

Generation levels during the three months ended September 30, 2014 totaled 4,383 GWh, lower than the long-term average of 5,065 GWh, and a decrease of 771 GWh as compared to the prior year in which generation was above the long-term average.

The hydroelectric portfolio generated 3,803 GWh, below the long-term average of 4,280 GWh and a decrease of 736 GWh from the prior year. Generation from existing hydroelectric assets was 3,677 GWh compared to 4,539 GWh for the prior year. Our recently acquired and commissioned facilities contributed 126 GWh. The variance in year-over-year results from existing facilities reflects the return to more normal generation levels in the United States after experiencing very strong hydrological conditions across much of the portfolio in the prior year, as well as generation levels that were below the long-term average in Canada in the current quarter. In Brazil, our full year generation is largely consistent with assured levels, as shown in “Generation and Financial Review for the Nine Months Ended September 30, 2014”, however the in-quarter variance reflects our strategy of shifting generation into the first quarter from the third quarter to take advantage of favorable pricing.

The wind portfolio generated 566 GWh which was 125 GWh higher compared to the prior year. The wind portfolio in Ireland contributed 174 GWh, partly offsetting the lower than average wind conditions across the rest of the wind portfolio.

Our 110 MW natural gas-fired plant in Ontario had nominal generation in the period as a result of low power prices relative to gas market prices.

Brookfield Renewable Energy Partners L.P.                                      Q3 2014 Management’s Discussion and Analysis                                             September 30, 2014

The following table reflects adjusted EBITDA, funds from operations, adjusted funds from operations, and provides a reconciliation to net (loss) income for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2014	2013
Revenues	$342	$392
Other income	3	1
Share of cash earnings from equity-accounted investments	10	7
Direct operating costs	(132)	(140)
Adjusted EBITDA(1)	223	260
Interest expense – borrowings	(106)	(105)
Management service costs	(14)	(9)
Current income taxes	(5)	(4)
Less: cash portion of non-controlling interests
Preferred equity	(10)	(10)
Participating non-controlling interests - in operating subsidiaries	(27)	(24)
Funds from operations(1)	61	108
Less: sustaining capital expenditures(2)	(15)	(14)
Adjusted funds from operations(1)	46	94
Add: cash portion of non-controlling interests	37	34
Add: sustaining capital expenditures	15	14
Other items:
Depreciation	(145)	(133)
Unrealized financial instruments gain	9	11
Share of non-cash loss from equity-accounted investments	(3)	(4)
Deferred income tax recovery	27	10
Other	(11)	2
Net (loss) income	$(25)	$28

Basic and diluted (loss) earnings per LP Unit(3)	$(0.13)	$0.04

(1)       Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(2)       Based on long-term capital expenditure plans.

(3)       Average LP Units outstanding during the period totaled 143.3 million (2013: 133.0 million).

Net income is one important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flow generated by the assets is supported by strong margins and stable, long-term contracts. The primary reason for this is that we recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.

As a result, we also measure our financial results based on adjusted EBITDA, funds from operations, and adjusted funds from operations to provide readers with an assessment of the cash flow generated by our assets and the residual cash flow retained to fund distributions and growth initiatives.

Revenues totaled $342 million, $50 million lower than prior year in which generation was above average. The $30 million contribution from the growth in the portfolio was offset by the lower same store generation. The average realized price in the current period of $78/MWh is slightly higher than the $76/MWh realized in the prior year and consistent with the largely contracted nature of the portfolio.

Direct operating costs totaled $132 million representing a year-over-year decrease of $8 million primarily attributable to the growth in our portfolio ($14 million) being offset by the savings achieved from the cost

Brookfield Renewable Energy Partners L.P.                                      Q3 2014 Management’s Discussion and Analysis                                             September 30, 2014

efficiencies at our operations and the reduction in power purchased in the open market for our co-generation facilities.

Interest expense totaled $106 million representing a year-over-year increase of $1 million. The financing relating to the growth in our portfolio was partly offset by the decrease in borrowing costs due to repayments in the normal course on existing subsidiary borrowings and on our credit facilities.

Management service costs totaled $14 million representing a year-over-year increase of $5 million primarily attributable to the increase in the market value of our LP Units and the issuance of LP Units in the second quarter of 2014.

The cash portion of non-controlling interests totaled $37 million representing a year-over-year increase of $3 million. The increase attributable to the growth in our portfolio was partly offset by the decrease in performance from existing interests.

Funds from operations totaled $61 million representing a year-over-year decrease of $47 million, and reflecting the changes described above.

Net loss was $25 million for the three months ended September 30, 2014 (2013: net income of $28 million).

HYDROELECTRIC

The following table reflects the results of our hydroelectric operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2014
	United States	Canada	Brazil	Total
Generation (GWh) – LTA(1)(2)	2,160	1,233	887	4,280
Generation (GWh) – actual(1)(2)	2,183	987	633	3,803
Revenues	$151	$64	$60	$275
Adjusted EBITDA(3)	104	50	44	198
Funds from operations(3)	$53	$31	$30	$114

(MILLIONS, EXCEPT AS NOTED)	2013
	United States	Canada	Brazil	Total
Generation (GWh) – LTA(1)(2)	2,013	1,234	894	4,141
Generation (GWh) – actual(1)(2)	2,353	1,292	894	4,539
Revenues	$160	$93	$69	$322
Adjusted EBITDA(3)	111	76	47	234
Funds from operations(3)	$58	$59	$36	$153

(1)            Includes 100% of generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, and “Financial Review By Segments For the Three Months Ended September 30, 2014”.

United States

Generation from the portfolio was 2,183 GWh, consistent with the long-term average of 2,160 GWh and a decrease from prior year generation of 2,353 GWh which was above the long-term average. The growth in our portfolio contributed an incremental 126 GWh. Generation from existing facilities was 2,057 GWh, a decrease of 296 GWh from the prior year but consistent with the long-term average. Inflows at our

Brookfield Renewable Energy Partners L.P.                                      Q3 2014 Management’s Discussion and Analysis                                             September 30, 2014

facilities in New York, Louisiana, and Tennessee were lower than in the prior year, which experienced generation levels significantly above the long-term average.

Revenues totaling $151 million represent a year-over-year decrease of $9 million as the $12 million contribution from the growth in our portfolio was offset by the decrease in generation.

Funds from operations totaling $53 million represent a year-over-year decrease of $5 million. The increase in performance from our equity-accounted investments was offset by the decrease in revenues.

Canada

Generation from the portfolio of 987 GWh was below the long-term average of 1,233 GWh and a decrease from prior year of 1,292 GWh, attributable to below average inflows.

Revenues totaling $64 million represent a year-over-year decrease of $29 million attributable to the decrease in generation.

Funds from operations totaling $31 million represent a year-over-year decrease of $28 million attributable to the decrease in revenues.

Brazil

Generation from the portfolio was 633 GWh, a decrease from prior year of 894 GWh. Our full year generation is largely consistent with assured energy levels, as shown in ”Generation and Financial Review for the Nine Months Ended September 30, 2014”, however, the in-quarter variance reflects our strategy of shifting generation into the first quarter from the third quarter to take advantage of favorable pricing.

Revenues totaling $60 million represent a year-over-year decrease of $9 million. The decrease was primarily attributable to shifting generation from the third quarter of 2014 to the first quarter of 2014.

Funds from operations totaling $30 million represent a year-over-year decrease of $6 million attributable to the decrease in revenues.

Brookfield Renewable Energy Partners L.P.                                      Q3 2014 Management’s Discussion and Analysis                                             September 30, 2014

WIND

The following table reflects the results of our wind operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2014
	United States	Canada	Europe	Total
Generation (GWh) – LTA(1)(2)	341	238	160	739
Generation (GWh) – actual(1)(2)	240	152	174	566
Revenues	$28	$19	$18	$65
Adjusted EBITDA(3)	18	14	11	43
Funds from operations(3)	$4	$5	$2	$11
(MILLIONS, EXCEPT AS NOTED)	2013
	United States	Canada	Europe		Total
Generation (GWh) – LTA(1)(2)	341	238		N/A	579
Generation (GWh) – actual(1)(2)	295	146		N/A	441
Revenues	$34	$19	$	N/A	$53
Adjusted EBITDA(3)	24	14		N/A	38
Funds from operations(3)	$6	$4	$	N/A	$10

(1)            Includes 100% of generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, and “Financial Review By Segments For the Three Months Ended September 30, 2014”.

United States

Generation from the portfolio of 240 GWh was below the long-term average of 341 GWh and prior year generation of 295 GWh, primarily attributable to lower than average wind conditions across the portfolio.

Revenues totaling $28 million represent a year-over-year decrease of $6 million attributable to the decrease in generation.

Funds from operations totaling $4 million represent a year-over-year decrease of $2 million primarily attributable to the decrease in revenues. Partly offsetting this decrease is the cash portion of non-controlling interests.

Canada

Generation from the portfolio was 152 GWh, consistent with the prior year generation of 146 GWh but below the long-term average of 238 GWh due to lower wind conditions.

Revenues totaling $19 million were consistent with the prior year.

Funds from operations totaling $5 million were consistent with the prior year.

Europe

Generation from our wind portfolio in Ireland was 174 GWh in the quarter, which includes 60 GWh from a recently built project which is in the final stages of commercialization but which is receiving payments under its power purchase agreement, tied to production.

Revenues totaled $18 million for the quarter, reflecting the lower than average wind conditions partly offset by the $6 million contribution from the additional 60 GWh referenced above. Funds from operations totaled $2 million.

Brookfield Renewable Energy Partners L.P.                                      Q3 2014 Management’s Discussion and Analysis                                             September 30, 2014

GENERATION AND FINANCIAL REVIEW FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

The following table reflects the actual and long-term average generation for the nine months ended September 30:

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
GENERATION (GWh)	2014	2013	2014	2013	2014	2013
Hydroelectric generation
United States	7,859	7,856	7,989	7,231	(130)	625	3
Canada	3,856	4,093	3,914	3,891	(58)	202	(237)
Brazil	2,576	2,733	2,714	2,733	(138)	-	(157)
	14,291	14,682	14,617	13,855	(326)	827	(391)
Wind energy
United States	940	970	1,120	1,067	(180)	(97)	(30)
Canada	731	747	854	854	(123)	(107)	(16)
Europe(2)	592	-	591	-	1	-	592
	2,263	1,717	2,565	1,921	(302)	(204)	546
Other	155	555	344	680	(189)	(125)	(400)
Total(3)	16,709	16,954	17,526	16,456	(817)	498	(245)

(1)         For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(2)         We completed the acquisition of the wind portfolio in Ireland on June 30, 2014. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. Accordingly, generation from January 1, 2014 to June 30, 2014 was recorded in the second quarter of 2014.

(3)         Includes 100% of generation from equity-accounted investments.

Generation levels during the nine months ended September 30, 2014 totaled 16,709 GWh, compared to the long-term average of 17,526 GWh, and a decrease of 245 GWh as compared to the prior year in which generation was above the long-term average.

The hydroelectric portfolio generated 14,291 GWh, below the long-term average of 14,617 GWh and a decrease of 391 GWh as compared to the prior year. Generation from existing facilities was 13,558 GWh, compared to 14,682 GWh for the prior year. The recent growth in our portfolio and a full period’s contribution from facilities acquired in the first quarter of 2013 resulted in incremental generation of 733 GWh. Lower inflows across much of the United States and Canada resulted in a decrease in generation levels compared to the prior year, which experienced strong hydrological conditions and generation. In Brazil, generation is largely consistent with assured levels.

The wind portfolio generated 2,263 GWh, 546 GWh higher compared to the prior year. The recent growth in our portfolio and a full period’s contributions from the facilities acquired in the first quarter of 2013 resulted in incremental generation of 619 GWh. The increase from portfolio growth was partly offset by lower than average wind conditions across the rest of the wind portfolio.

Our co-generation facility in Ontario has been operating on an uncontracted basis since April 2014. Since then, the facility has had nominal generation as a result of low power prices relative to gas market prices.

Brookfield Renewable Energy Partners L.P.                                      Q3 2014 Management’s Discussion and Analysis                                             September 30, 2014

The following table reflects adjusted EBITDA, funds from operations, adjusted funds from operations, and provides a reconciliation to net income for the nine months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2014	2013
Revenues	$1,296	$1,313
Other income	8	5
Share of cash earnings from equity-accounted investments	25	19
Direct operating costs	(386)	(401)
Adjusted EBITDA(1)	943	936
Fixed earnings adjustment(2)	11	-
Interest expense – borrowings	(309)	(313)
Management service costs	(38)	(32)
Current income taxes	(19)	(15)
Less: cash portion of non-controlling interests
Preferred equity	(29)	(27)
Participating non-controlling interests - in operating subsidiaries	(115)	(92)
Funds from operations(1)	444	457
Less: sustaining capital expenditures(3)	(43)	(42)
Adjusted funds from operations(1)	401	415
Add: cash portion of non-controlling interests	144	119
Add: sustaining capital expenditures	43	42
Less: fixed earnings adjustment	(11)	-
Other items:
Depreciation	(400)	(398)
Unrealized financial instruments gain	5	30
Share of non-cash loss from equity-accounted investments	(15)	(10)
Deferred income tax recovery (expense)	8	(1)
Other	(3)	(6)
Net income	$172	$191

Basic and diluted earnings per LP Unit(4)	$0.31	$0.44

(1)       Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(2)       The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net funds from operations contribution was recorded as part of the purchase price.

(3)       Based on long-term capital expenditure plans.

(4)       Average LP Units outstanding during the period totaled 137.2 million (2013: 132.9 million).

Revenues totaled $1,296 million which represented a year-over-year decrease of $17 million. The recent growth in our portfolio and a full period’s contribution from facilities acquired or commissioned in the first quarter of 2013 resulted in a contribution of $95 million.  The decrease in generation across the entire portfolio, and a contractual decrease in price at one of our facilities located in the Midwestern United States collectively amounted to $65 million.

The appreciation of the U.S. dollar impacted revenues by $47 million but also affected costs and other expenses resulting in a year-over-year decrease to funds from operations by $23 million.

Direct operating costs totaling $386 million represent a year-over-year decrease of $15 million attributable to the savings achieved from the cost efficiencies at our operations and the reduction in power purchased in the open market for our co-generation facilities. The expense related to the growth in our portfolio was $29 million.

Brookfield Renewable Energy Partners L.P.                                      Q3 2014 Management’s Discussion and Analysis                                             September 30, 2014

Pursuant to the terms of the purchase and sale agreement, our acquisition of the wind portfolio in Ireland provided us with the economic benefit as of January 1, 2014, despite the transaction closing on June 30, 2014. Accordingly, we have included $11 million in funds from operations for the first six months of the year.

Interest expense totaling $309 million represents a year-over-year decrease of $4 million. The financing relating to the growth in our portfolio was partly offset by the decrease in borrowing costs due to repayments in the normal course on existing subsidiary borrowings and on our credit facilities.

Management service costs totaling $38 million represent a year-over-year increase of $6 million primarily attributable to the increase in the market value of our LP Units and the issuance of LP Units in the second quarter of 2014.

The cash portion of non-controlling interests totaling $144 million represents a year-over-year increase of $25 million. An increase of $45 million related to the growth in our portfolio and the partial sale of hydroelectric facilities in New England to institutional investors in the third quarter of 2013 was partly offset by the overall decrease in performance from existing interests.

Funds from operations totaling $444 million represents a year-over-year decrease of $13 million.

Net income was $172 million for the nine months ended September 30, 2014 (2013: $191 million).

HYDROELECTRIC

The following table reflects the results of our hydroelectric operations for the nine months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2014
	United States	Canada	Brazil	Total
Generation (GWh) – LTA(1)(2)	7,989	3,914	2,714	14,617
Generation (GWh) – actual(1)(2)	7,859	3,856	2,576	14,291
Revenues	$575	$269	$216	$1,060
Adjusted EBITDA(3)	431	224	168	823
Funds from operations(3)	$243	$171	$127	$541

(MILLIONS, EXCEPT AS NOTED)	2013
	United States	Canada	Brazil	Total
Generation (GWh) – LTA(1)(2)	7,231	3,891	2,733	13,855
Generation (GWh) – actual(1)(2)	7,856	4,093	2,733	14,682
Revenues	$546	$294	$223	$1,063
Adjusted EBITDA(3)	407	243	160	810
Funds from operations(3)	$236	$193	$120	$549

(1)            Includes 100% of generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, and “Financial Review By Segments For the Nine Months Ended September 30, 2014”.

United States

Generation from the portfolio was 7,859 GWh for the nine months ended September 30, 2014, in line with the long-term average of 7,989 GWh and consistent with prior year generation of 7,856 GWh. The recent growth in our portfolio and a full period’s contribution from facilities acquired in the first quarter of 2013 resulted in incremental generation of 659 GWh. Generation from existing facilities decreased 656 GWh,

Brookfield Renewable Energy Partners L.P.                                      Q3 2014 Management’s Discussion and Analysis                                             September 30, 2014

due primarily to lower inflows at our facilities in North Carolina, Louisiana, and the mid-western United States as compared to the prior year. Partly offsetting were the strong inflows at our New York facilities. Generation levels in the prior year benefited from strong hydrological conditions at the facilities in Louisiana and North Carolina.

Revenues totaling $575 million represent a year-over-year increase of $29 million. The recent growth in our portfolio and a full period’s contribution from facilities acquired in the first quarter of 2013 resulted in incremental revenues of $66 million. We also benefited from selling generation at favorable market prices in part due to the extended winter in the New England region. The increases were partly offset by the decrease in generation from existing facilities, and a contractual decrease in price at our Louisiana facility.

Funds from operations totaling $243 million represent a year-over-year increase of $7 million. The increase in revenues was partly offset by costs associated with the growth in our portfolio.

Canada

Generation from the portfolio was 3,856 GWh for the nine months ended September 30, 2014, compared to the long-term average of 3,914 GWh and below prior year generation of 4,093 GWh. Although in line with long-term average, inflows across the portfolio were lower than in the prior year, which benefited from strong hydrological conditions.

Revenues totaling $269 million represent a year-over-year decrease of $25 million. The contribution of $5 million from growth in our portfolio since the first quarter of 2013 was offset by the $13 million impact from the decrease in generation.

The appreciation of the U.S. dollar impacted revenues by $18 million but also affected costs and other expenses resulting in a year-over-year decrease to funds from operations by $13 million.

Funds from operations totaling $171 million represent a year-over-year decrease of $22 million attributable to the decrease in revenues partly offset by the cost efficiencies at our operations and the effects of non-recurring finance costs incurred in 2013.

Brazil

Generation from the portfolio was 2,576 GWh for the nine months ended September 30, 2014 compared to prior year generation of 2,733 GWh. The decrease is primarily attributable to the drought-like conditions experienced in the year. A full period’s contribution from a facility commissioned in the first quarter of 2013 provided an incremental 59 GWh of generation.

Revenues totaling $216 million represent a year-over-year decrease of $7 million. Strong power pricing was offset by the decrease in generation attributable to the drought-like conditions and the $21 million foreign exchange impact.

Funds from operations totaling $127 million represent a year-over-year increase of $7 million.

Brookfield Renewable Energy Partners L.P.                                      Q3 2014 Management’s Discussion and Analysis                                             September 30, 2014

WIND

The following table reflects the results of our wind operations for the nine months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2014
	United States	Canada	Europe	Total
Generation (GWh) – LTA(1)(2)	1,120	854	591	2,565
Generation (GWh) – actual(1)(2)	940	731	592	2,263
Revenues	$106	$87	$18	$211
Adjusted EBITDA(3)	74	75	11	160
Funds from operations(3)	$16	$46	$13	$75
(MILLIONS, EXCEPT AS NOTED)	2013
	United States	Canada	Europe		Total
Generation (GWh) – LTA(1)(2)	1,067	854		N/A	1,921
Generation (GWh) – actual(1)(2)	970	747		N/A	1,717
Revenues	$107	$93	$	N/A	$200
Adjusted EBITDA(3)	77	78		N/A	155
Funds from operations(3)	$22	$44	$	N/A	$66

(1)            Includes 100% of generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, and “Financial Review By Segments For the Nine Months Ended September 30, 2014”.

United States

Generation from the portfolio of 940 GWh for the nine months ended September 30, 2014 was below the long-term average of 1,120 GWh and prior year generation of 970 GWh, primarily attributable to lower than average wind conditions. A full period’s contribution from the facilities acquired in the first quarter of 2013 resulted in incremental generation of 27 GWh.

Revenues totaling $106 million represent a year-over-year decrease of $1 million. The full period’s contribution from the facilities acquired in the first quarter of 2013 was offset by the decrease in generation.

Funds from operations totaling $16 million represent a year-over-year decrease of $6 million, primarily attributable to the lower revenues, increases in direct operating costs and interest expense associated with the growth in our portfolio, and the cash portion of non-controlling interests.

Canada

Generation from our Canadian wind portfolio was 731 GWh, below the long-term average of 854 GWh and prior year generation of 747 GWh all attributable to lower than average wind conditions.

Revenues totaling $87 million represent a year-over-year decrease of $6 million.  The appreciation of the U.S. dollar impacted revenues by $7 million.

Funds from operations totaling $46 million represent a year-over-year increase of $2 million. The decrease in revenues was offset by cost efficiencies at our operations and the effects of non-recurring finance costs incurred in 2013.

Brookfield Renewable Energy Partners L.P.                                      Q3 2014 Management’s Discussion and Analysis                                             September 30, 2014

Europe

Generation from our wind portfolio in Ireland was 592 GWh in the period, which includes 60 GWh from a recently built project which is in the final stages of commercialization but which is receiving payments under its power purchase agreement, tied to production.

Revenues totaled $18 million for the period, reflecting the lower than average wind conditions partly offset by the $6 million contribution from the additional 60 GWh referenced above.

Funds from operations totaling $13 million includes an $11 million fixed earnings adjustment amount for the period from January 1, 2014 to June 30, 2014.

Brookfield Renewable Energy Partners L.P.                                      Q3 2014 Management’s Discussion and Analysis                                             September 30, 2014

Analysis Of Consolidated Financial Statements and Other Information

Property, Plant and Equipment

In accordance with IFRS, Brookfield Renewable has elected to revalue its property, plant and equipment at a minimum on an annual basis, as at December 31st of each year.  As a result, certain of Brookfield Renewable’s property, plant and equipment, are carried at fair value as opposed to historical cost, using a 20-year discounted cash flow model. This model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. The model also includes estimates of future electricity prices, anticipated long-term average generation, estimated operating and capital expenditures, and assumptions about future inflation rates and discount rates by geographical location.

Property, plant and equipment, at fair value totaled $17.4 billion as at September 30, 2014 as compared to $15.7 billion as at December 31, 2013. During the nine months ended September 30, 2014, the acquisition of 502 MW of hydroelectric facilities, a 326 MW wind portfolio and the development and construction of renewable power generating assets totaled $2.5 billion. Property, plant and equipment were impacted by foreign currency changes related to the U.S. dollar in the amount of $496 million. We also recognized depreciation expense of $400 million which is significantly higher than what we are required to reinvest in the business as sustaining capital expenditures.

Fair value of property, plant and equipment can vary with discount and terminal capitalization rates. The following table summarizes the impact of a change in discount rates and terminal capitalization rates on the fair value of property, plant and equipment as at December 31, 2013:

(BILLIONS)	2013	2012
50 bps increase in discount rates	$(1.1)	$(1.2)
50 bps decrease in discount rates	1.3	1.4

50 bps increase in terminal capitalization rate(1)	(0.3)	(0.4)
50 bps decrease in terminal capitalization rate(1)	0.3	0.3

(1)            The terminal capitalization rate applies only to hydroelectric assets in the United States and Canada.

Terminal values are included in the valuation of hydroelectric assets in the United States and Canada.  For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset without consideration of potential renewal value. The weighted-average remaining duration at December 31, 2013, was 16 years (2012: 17 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil. If an additional 20 years of cash flows were included, the fair value of property, plant and equipment would increase by approximately $1 billion. See Note 11 - Property, plant and equipment, at fair value in our December 31, 2013 audited consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                      Q3 2014 Management’s Discussion and Analysis                                             September 30, 2014

liquidity and capital Resources

A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment grade basis. As at September 30, 2014, long-term indebtedness increased from December 31, 2013 as a result of the portfolio growth. The debt to capitalization ratio was unchanged from December 31, 2013 and was 41% as at September 30, 2014.

Capitalization

The following table summarizes the capitalization using book values:

	Sep 30	Dec 31
(MILLIONS, EXCEPT AS NOTED)	2014	2013
Credit facilities(1)	$512	$311
Corporate borrowings(1)	1,334	1,406
Subsidiary borrowings(2)	5,476	4,906
Long-term indebtedness	7,322	6,623
Deferred income tax liabilities, net of deferred income tax assets	2,183	2,148
Equity	8,270	7,536
Total capitalization	$17,775	$16,307
Debt to total capitalization	41%	41%

(1)            Issued by a subsidiary of Brookfield Renewable and guaranteed by Brookfield Renewable. The amounts are unsecured.

(2)            Issued by subsidiaries of Brookfield Renewable and secured against their respective assets. The amounts are not guaranteed.

During the nine months ended September 30, 2014 we completed the following financings:

•          In January 2014, the $279 million bridge loan associated with a 360 MW hydroelectric portfolio located in New England was refinanced to 2017 at LIBOR plus 2.25%.

•          In February 2014, as part of the acquisition of the 70 MW hydroelectric portfolio in New England, $140 million of financing was obtained through a bond issuance with a 5.5% interest rate maturing in 2024.

•         In March 2014, we up-financed indebtedness associated with a 349 MW Ontario hydroelectric portfolio through the issuance of C$90 million of senior and C$60 million of subordinate bonds with interest rates of  3.8% and 5.0%, respectively, maturing in June 2023.

•         In June 2014, we refinanced a $125 million debt facility associated with a 167 MW hydroelectric portfolio in New England through the issuance of 8-year notes maturing in January 2022 at a fixed rate of 4.59%.

•          On June 30, 2014, as part of the acquisition of the 326 MW Irish wind portfolio, we assumed a €169 million ($232 million) loan with a fixed interest rate of 4.6%, including the related interest rate swaps, maturing in December 2026.

•          The maturity of the $250 million facility associated with a hydroelectric portfolio in the southeastern United States was extended by six months to November 2014. We are in the process of extending this facility prior to its expiry.

•          In August 2014, we extended the maturity of our corporate credit facilities to June 2019 and reduced the applicable margin from 1.25% to 1.20%. The credit facilities now also provide us with an option to borrow in Euro (€) and British Pound Sterling (£).

Brookfield Renewable Energy Partners L.P.                                      Q3 2014 Management’s Discussion and Analysis                                             September 30, 2014

•          In August 2014, as part of the acquisition of the remaining 67% economic and 50% voting interest in a 417 MW hydroelectric facility, we assumed a $65 million loan with an interest rate of 7.1% maturing in June 2018.

•          In August 2014, we secured a €160 million ($210 million) loan for 153 MW of our wind facilities in Ireland with an initial fixed rate of 2.9%, including the related interest rate swaps, maturing in December 2026.

On June 10, 2014, we completed a bought deal LP Unit offering of 10.25 million LP Units at a price of C$31.70 per LP Unit for gross proceeds of C$325 million ($297 million). The net proceeds were used to repay outstanding indebtedness and for general corporate purposes.

Available liquidity

We operate with substantial liquidity which enables us to fund growth initiatives, capital expenditures, distributions, withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation, and to finance the business on an investment grade basis. Principal sources of liquidity are cash flows from operations and access to public and private capital markets.

The following table summarizes the available liquidity:

	As of the date	Sep 30	Dec 31
(MILLIONS)	of this report	2014	2013
Cash and cash equivalents	$196	$196	$203
Credit facilities
Authorized credit facilities	1,480	1,480	1,480
Draws on credit facilities	(339)	(512)	(311)
Issued letters of credit	(230)	(226)	(212)
Available portion of credit facilities	911	742	957
Available liquidity	$1,107	$938	$1,160

Long-term debt and credit facilities

The following table summarizes our principal repayment obligations and maturities as at September 30, 2014:

(MILLIONS)	Balance of 2014	2015	2016	2017	2018	Thereafter	Total
Principal repayments
Subsidiary borrowings(1)
United States	$274	$147	$97	$785	$283	$1,412	$2,998
Canada	15	54	140	52	55	1,565	1,881
Brazil	6	25	23	23	22	112	211
Europe	6	23	24	27	29	305	414
	301	249	284	887	389	3,394	5,504
Corporate borrowings and
credit facilities(1)	-	-	268	-	179	1,405	1,852
Equity-accounted investments	-	31	-	125	-	-	156
	$301	$280	$552	$1,012	$568	$4,799	$7,512

(1)            Subsidiary borrowings and corporate borrowings and credit facilities include $55 million and $21 million of unamortized deferred financing fees and premiums, respectively.

Brookfield Renewable Energy Partners L.P.                                      Q3 2014 Management’s Discussion and Analysis                                             September 30, 2014

Subsidiary borrowings maturing in 2014 include $250 million on a hydroelectric portfolio in the southeastern United States. We are in the process of extending this facility prior to its expiry.

We remain focused on refinancing near term facilities at acceptable terms and maintaining a manageable maturity ladder and will do so opportunistically based on the prevailing interest rate environment.

The overall maturity profile and average interest rates associated with our borrowings and credit facilities are as follows:

	Average term (years)		Average interest rate (%)
	Sep 30	Dec 31	Sep 30	Dec 31
	2014	2013	2014	2013
Corporate borrowings	7.0	7.7	5.3	5.3
Subsidiary borrowings	11.2	11.8	5.7	6.0
Credit facilities	4.8	3.8	1.4	1.4

Brookfield Renewable Energy Partners L.P.                                      Q3 2014 Management’s Discussion and Analysis                                             September 30, 2014

CONTRACT PROFILE

We have a predictable profile driven by both long-term power purchase agreements with a weighted-average remaining duration of 18 years combined with a well-diversified portfolio that reduces variability in our generation volumes. We operate the business on a largely contracted basis to ensure a high degree of predictability in funds from operations. We do however maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change and the legislated requirements in some areas to diversify away from fossil fuel based generation.

The following table sets out contracts over the next five years for generation output assuming long-term average:

FOR THE YEAR ENDED DECEMBER 31	Balance of 2014	2015	2016	2017	2018
Generation (GWh)
Contracted(1)
Hydroelectric
United States	2,035	7,146	7,018	7,018	7,018
Canada	1,220	5,185	5,185	5,185	5,185
Brazil	962	2,891	2,674	1,936	1,704
	4,217	15,222	14,877	14,139	13,907
Wind energy
United States	252	1,293	1,292	1,292	1,292
Canada	343	1,197	1,197	1,197	1,197
Europe	310	1,129	1,146	1,094	1,041
	905	3,619	3,635	3,583	3,530
	5,122	18,841	18,512	17,722	17,437
Uncontracted	938	5,252	5,580	6,360	6,645
Total long-term average	6,060	24,093	24,092	24,082	24,082
Long-term average on a proportionate basis(2)	4,725	18,660	18,650	18,640	18,640

Contracted generation - as at September 30, 2014
% of total generation	85%	78%	77%	74%	72%
% of total generation on a proportionate basis(2)	92%	87%	86%	82%	81%

Price per MWh	$79	$84	$85	$84	$85

(1)            Assets under construction are included when long-term average and pricing details are available and the commercial operation date is established in a definitive construction contract.

(2)            Long-term average on a proportionate basis includes wholly-owned assets, and our share of partially-owned assets and equity-accounted investments.

The majority of the long-term power sales agreements are with investment-rated or creditworthy counterparties. At the beginning of 2014 the composition of our contracted generation for 2014 was comprised of: affiliates of Brookfield Asset Management (42%), public power authorities (22%), industrial users (30%) and distribution companies (6%).

Brookfield Renewable Energy Partners L.P.                                      Q3 2014 Management’s Discussion and Analysis                                             September 30, 2014

SUMMARY CONSOLIDATED BALANCE SHEETS

The following table provides a summary of the key line items on the interim consolidated balance sheets:

	Sep 30	Dec 31
(MILLIONS)	2014	2013
Property, plant and equipment, at fair value	$17,364	$15,741
Equity-accounted investments	232	290
Total assets	18,555	16,979
Long-term debt and credit facilities	7,322	6,623
Deferred income tax liabilities	2,332	2,265
Total liabilities	10,285	9,443
Preferred equity	756	796
Participating non-controlling interests - in operating subsidiaries	2,202	1,303
General partnership interest in a holding subsidiary held by Brookfield	51	54
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	2,499	2,657
Limited partners' equity	2,762	2,726
Total liabilities and equity	18,555	16,979

Contractual obligations

Capital expenditures and development and construction

Brookfield Renewable categorizes its capital spending as either sustaining or development and construction expenditures. Sustaining capital expenditures relate to maintaining power generating assets, whereas development and construction expenditures include project costs for new facilities. Total sustaining capital expenditures for 2014 are expected to be approximately $96 million.

Guarantees

Brookfield Renewable, on behalf of its subsidiaries, and subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at September 30, 2014 letters of credit issued by subsidiaries of Brookfield Renewable amounted to $119 million.

In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as acquisitions, construction projects, capital projects, and purchases of assets. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of the indemnifications prevents us from making a reasonable estimate of the maximum potential amount that could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under indemnification agreements.

Off-Balance Sheet Arrangements

Brookfield Renewable has no off-balance sheet financing arrangements.

Brookfield Renewable Energy Partners L.P.                                      Q3 2014 Management’s Discussion and Analysis                                             September 30, 2014

Related Party Transactions

Brookfield Renewable’s related party transactions are in the normal course of business, and are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield Asset Management and its affiliates.

Brookfield Renewable sells electricity to subsidiaries of Brookfield Asset Management through long-term power purchase agreements to provide stable cash flow and reduce Brookfield Renewable’s exposure to electricity prices in deregulated power markets. Brookfield Renewable also benefits from a wind levelization agreement with a subsidiary of Brookfield Asset Management which reduces the exposure to the fluctuation of wind generation at certain facilities and thus improves the stability of its cash flow.

In addition to these agreements, Brookfield Renewable and Brookfield Asset Management have executed other agreements that are fully described in Note 9 - Related Party Transactions in our December 31, 2013 audited consolidated financial statements.

The following table reflects the related party agreements and transactions on the interim consolidated statements of (loss) income:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2014	2013	2014	2013
Revenues
Purchase and revenue support agreements	$99	$102	$280	$339
Wind levelization agreement	2	3	5	5
	$101	$105	$285	$344
Direct operating costs
Energy purchases	$(1)	$(8)	$(8)	$(26)
Energy marketing fee	(6)	(5)	(16)	(15)
Insurance services	(7)	(6)	(21)	(19)
	$(14)	$(19)	$(45)	$(60)
Management service costs	$(14)	$(9)	$(38)	$(32)

Revenues from long-term power purchase agreements and revenue agreements for the nine months ended September 30, 2014 were lower as compared to the prior year. This decrease is primarily due to the reduction in the level of price support and reflects the strong pricing environment which we benefited from in the first quarter of 2014.

Brookfield Renewable Energy Partners L.P.                                      Q3 2014 Management’s Discussion and Analysis                                             September 30, 2014

CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the key items on the consolidated statements of cash flows:

	Three months ended Sep 30		Nine months ended Sep 30
(MILLIONS)	2014	2013	2014	2013
Cash flow provided by (used in):
Operating activities	$188	$249	$640	$669
Financing activities	510	(275)	1,323	(246)
Investing activities	(716)	(20)	(1,962)	(369)
Foreign exchange loss on cash	(11)	-	(8)	(6)
(Decrease) increase in cash and cash equivalents	$(29)	$(46)	$(7)	$48

Cash and cash equivalents as at September 30, 2014 totaled $196 million, representing a decrease of $7 million since December 31, 2013.

Operating Activities

Cash flows provided by operating activities totaling $188 million for the third quarter of 2014, represent a year-over-year decrease of $61 million primarily attributable to the decrease in funds generated from operations.

Cash flows provided by operating activities totaling $640 million for the nine months ended September 30, 2014 represent a year-over-year decrease of $29 million primarily attributable to net changes in working capital balances and funds generated from operations.

Financing Activities

Cash flows provided by financing activities totaled $510 million for the third quarter of 2014. Long-term debt – borrowings increased due to a €160 million ($210 million) financing related to our recently acquired wind portfolio in Ireland. The capital provided by participating non-controlling interests - in operating

Brookfield Renewable Energy Partners L.P.                                      Q3 2014 Management’s Discussion and Analysis                                             September 30, 2014

subsidiaries relates to the acquisition of the remaining 67% economic and 50% voting interest in a 417 MW hydroelectric facility.

For the third quarter of 2014, distributions paid to unitholders were $107 million (2013: $95 million). The distributions paid to preferred shareholders and participating non-controlling interests - in operating subsidiaries were $54 million (2013: $44 million). See “Dividends and Distributions” for further details.

Cash flows provided by financing activities totaled $1,323 million for the nine months ended September 30, 2014. Long-term debt – borrowings increased due to the growth in our portfolio, up-financing indebtedness associated with a 349 MW Ontario hydroelectric portfolio and a €160 million ($210 million) financing at recently acquired wind portfolio in Ireland. Long-term debt – repayments related to subsidiary borrowings and credit facilities were $556 million. The issuance of 10,250,000 LP Units at a price of C$31.70 per LP Unit resulted in net proceeds of $285 million. The capital provided by participating non-controlling interests – in operating subsidiaries relates to the growth in our portfolio.

For the nine months ended September 30, 2014, distributions paid to unitholders were $374 million (2013: $282 million). With the change in timing of our quarterly distributions taking effect in the first quarter of 2014 resulting in a distribution on January 31, 2014 and on March 31, 2014, the amounts paid in the first quarter of 2014 included distributions declared in both the fourth quarter of 2013 and the first quarter of 2014. Distributions paid in the first quarter of 2013 included only those declared in the preceding quarter. The distributions paid to preferred shareholders and participating non-controlling interests - in operating subsidiaries were $125 million (2013: $138 million). See “Dividends and Distributions” for further details.

Investing Activities

Cash flows used in investing activities for the third quarter of 2014 totaled $716 million. In the third quarter of 2014, we acquired the remaining 67% economic and 50% voting interest in a 417 MW hydroelectric facility. In addition, our continued investment in the construction of renewable power generating assets was $36 million and sustainable capital expenditures totaled $42 million.

Cash flows used in investing activities for the nine months ended September 30, 2014 totaled $1,962 million. Our investments in the growth of our portfolio totaled $1,827 million. In addition, our continued investment in the construction of renewable power generating assets was $53 million and sustainable capital expenditures totaled $69 million.

NON-CONTROLLING INTERESTS

Preferred equity

As at September 30, 2014, no preference shares have been redeemed.

General partnership interest in a holding subsidiary held by Brookfield

Brookfield, as the owner of the 1% general partnership interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that distributions exceed $0.375 per unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly distributions exceed $0.4225 per unit, the incentive distribution is equal to 25% of distributions above this threshold. Accordingly, incentive distributions of $2 million were made during the nine months ended September 30, 2014.

Brookfield Renewable Energy Partners L.P.                                      Q3 2014 Management’s Discussion and Analysis                                             September 30, 2014

Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

BRELP has issued Redeemable/Exchangeable partnership units to Brookfield Asset Management, which may at the request of the holder, require BRELP to redeem these units for cash consideration. The right is subject to Brookfield Renewable’s right of first refusal which entitles it, at its sole discretion, to elect to acquire all of the units presented to BRELP that are tendered for redemption in exchange for LP Units. If Brookfield Renewable elects not to exchange the Redeemable/Exchangeable partnership units for LP Units, the Redeemable/Exchangeable partnership units are required to be redeemed for cash. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified as equity, and not as a liability.

LIMITED PARTNERS’ EQUITY

On June 10, 2014, Brookfield Renewable completed a bought deal LP Unit offering which included 10,250,000 LP Units at a price of C$31.70 per LP Unit for gross proceeds of C$325 million ($297 million). Brookfield Renewable incurred C$13 million ($12 million) in transaction costs associated with the offering. As a result, Brookfield Asset Management now owns, directly and indirectly, 169,685,609 LP Units and Redeemable/Exchangeable partnership units, representing approximately 62% of Brookfield Renewable on a fully-exchanged basis.

SHARES AND UNITS OUTSTANDING

The shares and units outstanding are presented in the following table:

	Nine months ended	Year ended
	Sep 30, 2014	Dec 31, 2013
Class A Preference Shares
Series 1	10,000,000	10,000,000
Series 3	10,000,000	10,000,000
Series 5	7,000,000	7,000,000
Series 6	7,000,000	7,000,000
	34,000,000	34,000,000

General partnership units held by Brookfield	2,651,506	2,651,506

Redeemable/Exchangeable units held by Brookfield	129,658,623	129,658,623

LP Units
Balance, beginning of year	132,984,913	132,901,916
Issuance of LP Units	10,250,000	-
Distribution reinvestment plan	95,112	82,997
Balance, end of period/year	143,330,025	132,984,913

Total LP Units on a fully-exchanged basis	272,988,648	262,643,536

LP Units held by
Brookfield Asset Management	40,026,986	40,026,986
External LP Unitholders	103,303,039	92,957,927
	143,330,025	132,984,913

Brookfield Renewable Energy Partners L.P.                                      Q3 2014 Management’s Discussion and Analysis                                             September 30, 2014

DIVIDENDS AND DISTRIBUTIONS

The composition of the dividends and distributions are presented in the following table:

	Three months ended Sep 30				Nine months ended Sep 30
	Declared		Paid		Declared		Paid
(MILLIONS, EXCEPT AS NOTED)	2014	2013	2014	2013	2014	2013	2014	2013
Class A Preference Shares
Series 1	$3	$3	$3	$3	$9	$10	$9	$10
Series 3	3	3	3	3	8	8	8	8
Series 5	2	2	2	2	6	6	6	5
Series 6	2	2	2	2	6	3	6	2
	$10	$10	$10	$10	$29	$27	$29	$25

Participating non-controlling
interests - in operating
subsidiaries	$44	$33	$44	$34	$96	$113	$96	$113

General partnership interest in a
holding subsidiary
held by Brookfield	$1	$1	$1	$1	$3	$3	$3	$3
Incentive distribution	1	-	1	-	2	-	2	-
	$2	$1	$2	$1	$5	$3	$5	$3

Participating non-controlling
interests - in a holding subsidiary
- Redeemable/Exchangeable
units held by Brookfield	$50	$47	$50	$46	$151	$141	$181	$138

Limited partners' equity
Brookfield Asset Management	16	15	16	14	47	44	56	42
External LP Unitholders	40	34	39	34	113	101	132	99
	$56	$49	$55	$48	$160	$145	$188	$141

	$162	$140	$161	$139	$441	$429	$499	$420

In February 2014, unitholder distributions were increased to $1.55 per unit on an annualized basis, an increase of ten cents per unit, which took effect with the distribution payable in March 2014.

Brookfield Renewable Energy Partners L.P.                                      Q3 2014 Management’s Discussion and Analysis                                             September 30, 2014

Critical ESTIMATES AND CRITICAL JUDGMENTS in applying accounting policies

The consolidated financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 2 –  Significant accounting policies in our December 31, 2013 audited consolidated financial statements are considered critical accounting estimates as defined in NI 51-102 with the exception of the estimates related to the valuation of property, plant and equipment and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year and operating and capital costs, the amount, the timing and the income tax rates of future income tax provisions. Estimates also include determination of accruals, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.

In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange and other factors, some of which are highly uncertain, as described in the “Risk Factors” section of our 2013 Annual Report. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to virtually all asset and liability account balances. Actual results could differ from those estimates.

Future changes in accounting policies

(i)         Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on October 28, 2010, and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of the standard. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Management is currently evaluating the impact of IFRS 9 on the consolidated financial statements.

(ii)      Revenue recognition

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by IASB on May 28, 2014.  IFRS 15 outlines a single comprehensive model to account for revenue arising from contracts with customers and will replace the majority of existing IFRS requirements on revenue recognition including IAS 18, Revenue,  IAS 11, Construction Contracts and related interpretations. The core principle of the standard is to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and

Brookfield Renewable Energy Partners L.P.                                      Q3 2014 Management’s Discussion and Analysis                                             September 30, 2014

services. The standard has prescribed a five-step model to apply the principles. The standard also specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. IFRS 15 is effective for annual periods beginning on or after January 1, 2017. Management is currently evaluating the impact of IFRS 15 on the consolidated financial statements.

ADOPTION OF ACCOUNTING STANDARDS

IFRIC 21, Levies  was adopted and applied by Brookfield Renewable on  January 1, 2014 and had no material impact on the interim consolidated financial statements. See Note 2 (c) - Significant accounting policies in our interim consolidated financial statements and Note 2 (q) - Future changes in accounting policies in our December 31, 2013 audited consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                      Q3 2014 Management’s Discussion and Analysis                                             September 30, 2014

SUMMARY OF HISTORICAL QUARTERLY RESULTS ON A CONSOLIDATED BASIS

The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	2014			2013				2012
(MILLIONS, EXCEPT AS NOTED)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Generation (GWh) - LTA(1)(2)	5,065	6,691	5,770	5,380	4,960	6,171	5,325	4,606
Generation (GWh) - actual(1)(2)	4,383	6,615	5,711	5,268	5,154	6,265	5,535	4,053
Revenues	$342	$474	$480	$393	$392	$484	$437	$317
Adjusted EBITDA(3)	223	360	360	272	260	357	319	195
Funds from operations(3)	61	198	185	137	108	187	162	74
Net (loss) income
Non-controlling interests
Preferred equity	10	10	9	10	10	10	7	6
Participating non-controlling
interests - in operating subsidiaries	(2)	21	40	(7)	8	24	16	(14)
General partnership interest in a
holding subsidiary held by Brookfield	-	-	1	-	-	-	1	(1)
Participating non-controlling
interests - in a holding subsidiary
Redeemable/Exchangeable units
held by Brookfield	(16)	20	37	10	5	22	30	(27)
Limited partners' equity	(17)	21	38	11	5	22	31	(28)
	(25)	72	125	24	28	78	85	(64)
Basic and diluted (loss) earnings
per LP Unit(4)	(0.13)	0.15	0.29	0.08	0.04	0.17	0.23	(0.20)
Distributions:
Preferred equity	10	10	9	10	10	10	7	6
General partnership interest in a
holding subsidiary held by Brookfield	2	1	2	1	1	1	1	1
Participating non-controlling
interests - in a holding subsidiary -
Redeemable/Exchangeable units
held by Brookfield	50	51	50	47	47	47	47	45
Limited partners' equity	56	53	51	48	49	48	48	45

(1)            Includes 100% of generation from equity-accounted investments.

(2)            For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)            Non-IFRS measures. See "Cautionary Statement Regarding Use of Non-IFRS Measures".

(4)            Average LP Units outstanding totaled 143.3 million during the quarter, 135.3 million in the second quarter and 133.0 million in the first quarter (2013 and 2012: 132.9 million).

Brookfield Renewable Energy Partners L.P.                                      Q3 2014 Management’s Discussion and Analysis                                             September 30, 2014

ADDITIONAL INFORMATION

Risk factors about our business and additional information, including our Form 20-F filed with the SEC and securities regulators in Canada are available on our website at www.brookfieldrenewable.com, on SEC’s website at www.sec.gov and on SEDAR’s website at www.sedar.com.

Subsequent event

On October 1, 2014 we secured financing in the amount of $480 million related to the acquisition of a 417 MW hydroelectric facility in Pennsylvania. The debt bears interest at LIBOR plus 1.75%, and matures in June 2018.

Brookfield Renewable Energy Partners L.P.                                      Q3 2014 Management’s Discussion and Analysis                                             September 30, 2014

FINANCIAL REVIEW BY SEGMENTS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2014

The following table reflects adjusted EBITDA, funds from operations, adjusted funds from operations, and provides a reconciliation to net (loss) income and cash flows from operating activities for the three months ended September 30:

			Co-generation
(MILLIONS)	Hydroelectric	Wind	and Other	2014	2013
Revenues	$275	$65	$2	$342	$392
Other income	3	-	-	3	1
Share of cash earnings from equity-accounted
investments	10	-	-	10	7
Direct operating costs	(90)	(22)	(20)	(132)	(140)
Adjusted EBITDA(1)	198	43	(18)	223	260
Interest expense - borrowings	(61)	(23)	(22)	(106)	(105)
Management service costs	-	-	(14)	(14)	(9)
Current income taxes	(5)	-	-	(5)	(4)
Less: cash portion of non-controlling interests
Preferred equity	-	-	(10)	(10)	(10)
Participating non-controlling interests - in
operating subsidiaries	(18)	(9)	-	(27)	(24)
Funds from operations(1)	$114	$11	$(64)	$61	$108
Less: sustaining capital expenditures(2)				(15)	(14)
Adjusted funds from operations(1)				46	94
Add: sustaining capital expenditures				15	14
Add: cash portion of non-controlling interests				37	34
Other items:
Depreciation and amortization				(145)	(133)
Unrealized financial instruments gain				9	11
Share of non-cash loss from equity-
accounted investments				(3)	(4)
Deferred income tax recovery				27	10
Other				(11)	2
Net (loss) income				$(25)	$28
Adjustments for non-cash items				107	110
Dividends received from equity accounted
investments				10	8
Changes in due to or from related parties				8	24
Net change in working capital balances				88	79
Cash flows from operating activities				$188	$249

(1)       Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(2)       Based on long-term capital expenditure plans.

Brookfield Renewable Energy Partners L.P.                                      Q3 2014 Management’s Discussion and Analysis                                             September 30, 2014

FINANCIAL REVIEW BY SEGMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

The following table reflects adjusted EBITDA, funds from operations, adjusted funds from operations, and provides a reconciliation to net income and cash flows from operating activities for the nine months ended September 30:

			Co-generation
(MILLIONS)	Hydroelectric	Wind	and Other	2014	2013
Revenues	$1,060	$211	$25	$1,296	$1,313
Other income	8	-	-	8	5
Share of cash earnings from equity-accounted
investments	25	-	-	25	19
Direct operating costs	(270)	(51)	(65)	(386)	(401)
Adjusted EBITDA(1)	823	160	(40)	943	936
Fixed earnings adjustment(2)	-	11	-	11	-
Interest expense - borrowings	(181)	(63)	(65)	(309)	(313)
Management service costs	-	-	(38)	(38)	(32)
Current income taxes	(19)	-	-	(19)	(15)
Less: cash portion of non-controlling interests
Preferred equity	-	-	(29)	(29)	(27)
Participating non-controlling interests - in
operating subsidiaries	(82)	(33)	-	(115)	(92)
Funds from operations(1)	$541	$75	$(172)	$444	$457
Less: sustaining capital expenditures(3)				(43)	(42)
Adjusted funds from operations(1)				401	415
Add: sustaining capital expenditures				43	42
Add: cash portion of non-controlling interests				144	119
Less: fixed earnings adjustment				(11)	-
Other items:
Depreciation and amortization				(400)	(398)
Unrealized financial instruments gain				5	30
Share of non-cash loss from equity-
accounted investments				(15)	(10)
Deferred income tax recovery (expense)				8	(1)
Other				(3)	(6)
Net income				$172	$191
Adjustments for non-cash items				379	363
Dividends received from equity accounted
investments				28	14
Changes in due to or from related parties				14	14
Net change in working capital balances				47	87
Cash flows from operating activities				$640	$669

(1)       Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(2)       The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net funds from operations contribution was recorded as part of the purchase price.

(3)       Based on long-term capital expenditure plans.

Brookfield Renewable Energy Partners L.P.                                      Q3 2014 Management’s Discussion and Analysis                                             September 30, 2014

cautionary statement regarding forward-looking statements

This Management's Discussion and Analysis contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Management's Discussion and Analysis include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, Brookfield Renewable’s anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, future energy prices and demand for electricity, economic recovery, achievement of long term average generation, project development and capital expenditure costs, diversification of shareholder base,  energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of Brookfield Renewable and Brookfield Renewable’s access to capital. Forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavours”, “pursues”, “strives”, “seeks”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Management's Discussion and Analysis are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: our limited operating history; the risk that we may be deemed an “investment company” under the Investment Company Act; the fact that we are not subject to the same disclosure requirements as a U.S. domestic issuer; the risk that the effectiveness of our internal controls over financial reporting could have a material effect on our business; changes to hydrology at our hydroelectric stations or in wind conditions at our wind energy facilities; the risk that counterparties to our contracts do not fulfill their obligations, and as our contracts expire, we may not be able to replace them with agreements on similar terms; increases in water rental costs (or similar fees) or changes to the regulation of water supply; volatility in supply and demand in the energy market; exposure to additional costs as a result of our operations being highly regulated and exposed to increased regulation; the risk that our concessions and licenses will not be renewed; increases in the cost of operating our plants; our failure to comply with conditions in, or our inability to maintain, governmental permits; equipment failure; dam failures and the costs of repairing such failures; exposure to force majeure events; exposure to uninsurable losses; adverse changes in currency exchange rates; availability and access to interconnection facilities and transmission systems; health, safety, security and environmental risks; disputes, governmental and regulatory investigations and litigation; local communities affecting our operations; losses resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events; risks relating to our reliance on computerized business systems; general industry risks relating to operating in the North American, Brazilian and European power market sectors; advances in technology that impair or eliminate the competitive advantage of our projects; newly developed technologies in which we invest not performing as anticipated; labour disruptions and economically unfavourable collective bargaining agreements; our inability to finance our operations due to the status of the capital markets; the operating and financial restrictions imposed on us by our loan, debt and security agreements; changes in our credit ratings; changes to government regulations that provide incentives for renewable energy; our inability to identify sufficient investment opportunities and complete transactions; risks related to the growth of our portfolio and our inability to

Brookfield Renewable Energy Partners L.P.                                      Q3 2014 Management’s Discussion and Analysis                                             September 30, 2014

realize the expected benefits of our transactions; our inability to develop existing sites or find new sites suitable for the development of greenfield projects; risks associated with the development of our generating facilities and the various types of arrangements we enter into with communities and joint venture partners; Brookfield Asset Management’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield Asset Management identifies; our lack of control over our operations conducted through joint ventures, partnerships and consortium arrangements; our ability to issue equity or debt for future acquisitions and developments will be dependent on capital markets; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; and the departure of some or all of Brookfield’s key professionals.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this Management's Discussion and Analysis and should not be relied upon as representing our views as of any date subsequent to November 4, 2014, the date of this Management's Discussion and Analysis. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our Form 20-F.

cautionary statement regarding use of non-ifrs measures

This Management's Discussion and Analysis contains references to adjusted EBITDA, funds from operations and adjusted funds from operations which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of adjusted EBITDA, funds from operations and adjusted funds from operations used by other entities. We believe that adjusted EBITDA, funds from operations and adjusted funds from operations are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. Neither adjusted EBITDA, funds from operations nor adjusted funds from operations should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS.

A reconciliation of adjusted EBITDA, funds from operations and adjusted funds from operations to net (loss) income and cash flows from operating activities is presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of adjusted EBITDA and funds from operations to net (loss) income in Note 14 - Segmented information in our interim consolidated financial statements.

Brookfield Renewable Energy Partners L.P.                                      Q3 2014 Management’s Discussion and Analysis                                             September 30, 2014

GENERAL INFORMATION

Corporate Office

73 Front Street

Fifth Floor

Hamilton, HM12

Bermuda

Tel:  (441) 294-3304

Fax: (441) 516-1988

www.brookfieldrenewable.com

Officers of Brookfield Renewable Energy Partners L.P.’s Service Provider, BRP Energy Group L.P.

Harry Goldgut

Chairman of BRE Group

Richard Legault

President and Chief Executive Officer

Sachin Shah

Chief Financial Officer

Transfer Agent & Registrar

Computershare Trust Company of Canada

100 University Avenue

9th floor

Toronto, Ontario, M5J 2Y1

Tel  Toll Free: (800) 564-6253

Fax Toll Free: (888) 453-0330

www.computershare.com

Directors of the General Partner of

Brookfield Renewable Energy Partners L.P.

Jeffrey Blidner

Eleazar de Carvalho Filho

John Van Egmond

David Mann

Lou Maroun

Patricia Zuccotti

Lars Josefsson

Exchange Listing

TSX:    BEP.UN (LP Units)

NYSE: BEP (LP Units)

TSX:    BRF.PR.A (Preferred shares – Series 1)

TSX:    BRF.PR.C (Preferred shares – Series 3)

TSX:    BRF.PR.E (Preferred shares – Series 5)

TSX:    BRF.PR.F (Preferred shares – Series 6)

Investor Information

Visit Brookfield Renewable online at
www.brookfieldrenewable.com  for more information. The 2013 Annual Report and Form 20-F is also available online. For detailed and up-to-date news and information, please visit the News Release section.

Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov  and  through SEDAR at www.sedar.com.

Shareholder enquiries should be directed to the Investor Relations Department at (416) 359-1955 or
unitholderenquiries@brookfieldrenewable.com

TSX:

BEP.UN

NYSE:

BEP

www.brookfieldrenewable.com